UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRVIATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

On June 22, 2016 Ms. Carol Yu submitted her resignation from her positions as (i) a member of the board of directors of the registrant (the “Board”), effective June 24, 2016, and (ii) Co-Chief Executive Officer of the registrant, effective July 31, 2016. The Board has appointed Mr. Dewen Chen, who is Co-Chief Executive Officer of the registrant, as a member of the Board to fill the vacancy created by Ms. Yu’s resignation.

Also on June 27, 2016, the registrant entered into a letter agreement with Ms. Yu that provides for the following in connection with her resignation:

•	Except for certain specified provisions, Ms. Yu’s executive employment agreement with the registrant dated as of January 1, 2015 will terminate effective July 31, 2016;

•	Ms. Yu agrees not to compete with the registrant through July 31, 2017. The non-competition provisions in the letter agreement will replace the non-competition provisions of Ms. Yu’s existing employee non-competition, non-solicitation, confidential information and work product agreement with the registrant dated as of January 1, 2015, but all other provisions of that agreement will remain in effect; and

•	Ms. Yu will receive a bonus for the period from January 1, 2016 through July 31, 2016 in the amount of RMB3,000,000 (approximately US$456,650) as compensation for serving as Co-Chief Executive Officer of the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Jasmine Zhou
Jasmine Zhou,
Chief Financial Officer

Date: June 27, 2016